Exhibit 99.1

Oncolytics Biotech® Inc. Reports Data from Randomized Phase 2 Study of REOLYSIN® in Ovarian Cancer

--Intent-to-Treat Analysis Shows Statistically Significant Reduction in Tumour Burden as Measured by CA-125--

CALGARY, March 21, 2016 /CNW/ - Oncolytics Biotech® Inc. (TSX: ONC) (OTCQX: ONCYF) (FRA: ONY) ("Oncolytics" or the "Company") today announced an update for a randomized Phase II clinical trial of its lead product, REOLYSIN®, in combination with paclitaxel in patients with ovarian cancer (GOG-0186H). The study is being sponsored by the US National Cancer Institute ("NCI"). The update includes data from a Gynecologic Oncology Group (GOG) study summary report, and follows a presentation made by the principal investigator regarding the study at the Society of Gynecologic Oncology's Annual Meeting on Women's Cancer, which runs from March 19-22 in San Diego, CA.

Update Highlights

Response Using CA-125 Measurements by Treatment Among all Patients

CA-125 Response	Treatment
	Paclitaxel	Paclitaxel+REOLYSIN®	Total
Full Response	1 (1.85%)	5 (9.26%)	6
Partial Response	9 (16.67%)	7 (12.96%)	16
Stable Disease	3 (5.56%)	12 (22.22%)	15
Progressive Disease	0 (0.00%)	2 (3.70%)	2
Indeterminate	16 (29.63%)	13 (24.07%)	29
Not Evaluable	25 (46.30%)	15 (27.78%)	40
Total	54	54	108

Source: GOG Study Summary Report

The Company performed an intent-to-treat analysis of tumour response, as assessed by CA-125 antigen levels, which showed statistically significantly higher full response rates and stable disease or better rates in the test arm versus the control arm.  The rate of full responses in the test arm was 9.26%, compared with 1.85% in the control arm (p = 0.0196). The rate of stable disease or better in the test arm was 44.44%, compared with 24.08% in the control arm (p = 0.0096). The response rates were defined using a modified Rustin's criteria. CA-125 levels are commonly used in clinical practice to assess response in ovarian cancer patients.

Response rates as measured by RECIST were performed on patients with measurable disease (n = 68 (of 108)). The proportion responding on the test arm was 17% whereas the proportion responding on the control arm was 20%.

An analysis of progression free survival ("PFS") stratified by measurable disease and platinum-free interval (test arm: n = 54, 43 events (progressions), and control arm: n = 54, 48 events) was performed and demonstrated a median PFS of 4.4 months for the test arm, and 4.3 months for the control arm.

An interim analysis of overall survival ("OS") (test arm: n = 54, 32 events (deaths), and control arm: n = 54, 32 events) was performed and demonstrated a median OS of 12.9 months for the test arm, and 15.0 months for the control arm.  The OS was an interim analysis, as 44 (41%) patients out of a total of 108 patients were alive at the time of analysis. Given the number of patients still alive on the test and control arms with current survival less than the median, final median OS results are expected to change.

"This is one of a total of six randomized Phase II studies with REOLYSIN® that were designed and sponsored by third parties. The results from these studies will determine clinical targets, endpoints, and study designs for follow on and registration studies conducted by Oncolytics. In the case of this ovarian cancer study, we are pleased that REOLYSIN® has demonstrated a statistically significant reduction in tumour burden in ovarian cancer patients as measured by CA-125 levels," said Dr. Brad Thompson, President and CEO of Oncolytics. "This adds to our results in other indications that have shown improvement in tumour responses. In order to further our understanding of how REOLYSIN® interacts with the immune system, we hope, in conjunction with the principal investigator, to analyze the PD-1 and CD8+ T lymphocyte levels of patients on entry and correlate these with overall survival and progression free survival."

Study Design Summary
The study (GOG-0186H) is a randomized Phase 2 clinical trial of paclitaxel versus paclitaxel plus REOLYSIN® in patients with persistent or recurrent, ovarian, fallopian tube or primary peritoneal cancer. Patients received paclitaxel on days 1, 8 and 15 of each 28-day treatment cycle, with either REOLYSIN® (test arm) or placebo (control arm) administered on days 1 through 5. One hundred and eight patients were randomized (1:1, 54 patients in the control arm, 54 patients in the test arm).  The NCI study did not stratify on entry according to PD-L1 levels or infiltrating CD8+ T lymphocyte levels, nor were either of those levels measured post-treatment. However, pre-treatment tumour biopsies were taken from the majority of patients. The primary objectives are PFS and toxicity. The secondary objectives are median overall OS by treatment group, median PFS by treatment group, and tumour response as measured by RECIST criteria and CA-125 antigen levels. The study was sponsored by the US National Cancer Institute and conducted by the former GOG, now incorporated into NRG Oncology.

Analysis of the Relationship between Ovarian Cancer Patients' Immune Status upon Study Entry and Survival
In order to further understand the effects of a patient's immune status prior to treatment with REOLYSIN® on PFS and OS, the principal investigator and the Company are working to quantify the levels of PD-L1 and CD8+ T lymphocytes in tumours at the time of enrolment. The Company wishes to conduct this analysis to be able to determine what component of PFS and OS is attributable to PD-L1 and CD8+ T lymphocyte levels on study entry, and what is attributable to REOLYSIN® therapy.

The basis for this analysis is Hamanishi et al. (2007) (Programmed cell death 1 ligand 1 and tumour-infiltrating CD8+ T lymphocytes are prognostic factors of human ovarian cancer. PNAS 104(9):3360-3365), which found that the overall survival rates and progression free survival rates for ovarian cancer patients with high PD-L1 expression on entry were statistically significantly worse than those of patients with low PD-L1 expression on entry. They also noted that the overall survival rates and progression free survival rates for ovarian cancer patients with high intraepithelial CD8+ T lymphocyte counts on entry were statistically significantly better than those of patients with low CD8+ T lymphocyte counts.

About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics.  Oncolytics' clinical program includes a variety of later-stage, randomized human trials in various indications using REOLYSIN®, its proprietary formulation of the human reovirus. For further information about Oncolytics, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, including the Company's expectations related to the randomized Phase 2 study in patients with ovarian cancer, future trials in this indication, and the Company's belief as to the potential of REOLYSIN® as a cancer therapeutic, involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN®  as a cancer treatment, the tolerability of REOLYSIN® outside a controlled test, the success and timely completion of clinical studies and trials, the Company's ability to successfully commercialize REOLYSIN®, uncertainties related to the research, development and manufacturing of pharmaceuticals, changes in technology, general changes to the economic environment and uncertainties related to the regulatory process. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors should consider statements that include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", "projects", "should", or other expressions that are predictions of or indicate future events or trends, to be uncertain and forward-looking. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

SOURCE Oncolytics Biotech Inc.

%CIK: 0001129928

For further information: NATIONAL Equicom, Nick Hurst, 800 6th Ave. SW, Suite 1600, Calgary, Alberta T2P 3G3, Tel: 403.218.2835, Fax: 403.218.2830, nhurst@national.ca; NATIONAL Equicom, Michael Moore, San Diego, CA, Tel: 858.886.7813, mmoore@national.ca; Dian Griesel, Inc., Susan Forman, 335 West 38th Street, 3rd Floor, New York, NY 10018, Tel: 212.825.3210, Fax: 212.825.3229, sforman@dgicomm.com

CO: Oncolytics Biotech Inc.

CNW 17:00e 21-MAR-16